Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Certain terms have been omitted pursuant to Regulation S-K Item 601(a)(6). The Company agrees to furnish supplementally a copy of any of the terms to the SEC upon request.

THIS AGREEMENT is made on 22 May 2026.

IP LICENSE AGREEMENT

This IP License Agreement (the “Agreement”) is entered into by and between Maxeon Solar Pte. Ltd (Under Interim Judicial Management)., a corporation organized under the laws of Singapore with its principal place of business at 6 Shenton Way, #33-00 OUE Downtown, Singapore 068809 (the “Licensor”), and Zhonghuan Hong Kong Holding Limited, a company incorporated under the laws of Hong Kong with company registration number 60564466 (the “Licensee”). Licensor and Licensee hereinafter are collectively referred to as the “Parties” and individually as a “Party”.

RECITALS

WHEREAS, Licensor and its Affiliates own and have, or may have rights in certain intellectual property rights in various countries of the world;

WHEREAS, Licensee wishes to obtain, and Licensor is willing to grant, licenses under certain intellectual property rights owned by Licensor and its Affiliates;

WHEREAS, the Parties executed an IP License Term Sheet (the “Term Sheet”) dated 15 May, 2026, pursuant to which the Parties undertook to negotiate in good faith and enter into this definitive agreement no later than ten (10) calendar days from the date thereof, and the Term Sheet shall be superseded by this Agreement and be terminated from the Effective Date (as defined below).

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1

DEFINITIONS

Section 1.1

As used in this Agreement, the following terms shall have the respective meanings indicated below:

“Affiliate” means, with respect to a Party, any corporation or other entity that, at any time during the Term of this Agreement, directly or indirectly Controls, is Controlled by, or is under common Control with such Party, but only so long as such Control exists. For the purpose of this Agreement, Licensor (and its Affiliates) and Licensee (and its Affiliates) shall not be considered or deemed to be Affiliates of each other.

“Business Day” means a day, excluding Saturdays, Sundays and public holidays, on which banks in Singapore and the People’s Republic of China are open for transacting general commercial business.

“Change of Control” means, as to a Party, any transaction or event (or series of transactions or events), whether by an acquisition of securities, merger, consolidation, proxy contest or other transaction or event (or series of transactions or events), that results in one Party being Controlled, directly or indirectly, by a third person (whether alone or with others) that did not Control such Party before such transaction or event (or series of transactions or events) (such third person, the “Acquiring Entity”), whether or not such Party survives such transaction or event (or series of transactions or events).

“Control” means (i) ownership of more than fifty percent (50%) of (a) the voting power of the outstanding voting stock or other voting securities or equity interests of an entity or (b) other interests the holders of which are entitled to vote for the election of the board of directors or other applicable governing body of an entity; or (ii) the possession, direct or indirect, of the power to direct or cause the direction of the management, policies or activities of the relevant company, enterprise or entity, whether through the ownership of securities, by contract or otherwise.

"Effective Date" means 22 May 2026, being the date of the Licensee's payment of the License Fee to the Licensor, and from which date this Agreement shall come into full force and effect.

“Initial Term” has the meaning set forth in Section 4.1.

“Insolvency Event” means, with respect to the Licensor, any of the following: (i) the appointment of a liquidator, provisional liquidator, receiver, judicial manager, administrator, or similar officer over the Licensor or all or a material part of its assets; (ii) a petition or application filed by or against the Licensor (and not dismissed within sixty (60) days) seeking liquidation, winding-up, judicial management, scheme of arrangement, moratorium, or analogous relief under the IRDA or any analogous law of any jurisdiction; (iii) the Licensor passing a resolution for voluntary winding-up (other than for a solvent reconstruction or amalgamation); (iv) the Licensor making a general assignment for the benefit of its creditors; or (v) the Licensor being deemed unable to pay its debts within the meaning of Section 125(2) of the IRDA.

“Insolvency Officeholder” means any liquidator, provisional liquidator, judicial manager, receiver, administrator, scheme administrator, or other insolvency official appointed in respect of the Licensor.

“IRDA” means the Insolvency, Restructuring and Dissolution Act 2018 of Singapore.

“License Fee” has the meaning set forth in Section 3.1.

“License Registration” has the meaning set forth in Section 2.5.

“Licensed Patents” mean any and all patents, patent applications or utility models (including, without limitation, originals, divisions, continuations, continuations in part, extensions or reissues), of any country of the world, owned by the Licensor and its Affiliates as of the Effective Date, to the extent such patents, patent applications or utility models are known to and identifiable by the Licensor and/or its Affiliates as at the Effective Date. A non-exhaustive list of Licensed Patents is set forth in Schedule A. For the avoidance of doubt, the Licensed Patents are not limited to those set out in Schedule A.

“Licensed Products” mean any and all products, the manufacturing, using, selling, offering to sell, leasing, or importing of which might, in the absence of the license granted by this Agreement, infringe one or more claims of the Licensed Patents.

“Licensed Technology” means the Licensed Patents and the Licensed Trade Secrets, without limitation as to technical or product category, as at the Effective Date and subject always to Section 6.1(ii) below.

“Licensed Trade Secrets” means any proprietary technical knowledge, trade secrets, know-how, datasets (whether raw or derivative thereof) and other confidential research and development owned by the Licensor and its Affiliates as of the Effective Date.

“Licensor Default” has the meaning set forth in Section 2.6.

“Renewal Term” has the meaning set forth in Section 4.2(ⅰ).

“Term” of this Agreement shall mean the Initial Term together with any and all Renewal Terms, as may be extended pursuant to Section 4.2.

“Term Sheet” has the meaning set forth in Recital.

“Transferee” has the meaning set forth in Section 7.1.

SECTION 2

LICENSES AND RELEASES

Section 2.1 Grant of License

Subject to the limitation on scope of license described in Section 2.2 below and the payment of the License Fee by the Licensee to the Licensor, the Licensor hereby grants (and the Licensor shall procure that its Affiliates grant) to Licensee and its Affiliates, for the Term, a non-exclusive license under the Licensed Technology, to make, have made, use, import, export, offer to sell, sell (directly or indirectly) or otherwise transfer or dispose of Licensed Products anywhere in the world.

Section 2.2 Limitations on Scope of License Grant

(ⅰ) The sale of a Licensed Product by the Licensee or its Affiliates to a direct or indirect customer under the license set forth in Section 2.1 conveys the right for such customer to use, sell (directly or indirectly), offer to sell, dispose of, export and/or import such Licensed Products as sold by the Licensee or its Affiliates.

(ⅱ) The license granted in Section 2.1 to “have made” Licensed Products by third party contract manufacturers (each such person referred to as a “manufacturer” in this paragraph) shall only apply to the extent such Licensed Products made by such third party or portions thereof assembled by such third party are purchased by the Licensee; provided, however, that such licenses granted to the Licensee shall not apply to such Licensed Products so made or portions so assembled that are directly or indirectly sold or transferred to such third party or its affiliates. The Licensee’s “have made” rights only extend to Licensed Products provided by the manufacturer to the Licensee for its own use, disposal or subsequent sale or offer to sell by the Licensee, whether directly or through multiple channels of distribution.

Section 2.3 Releases

Licensor hereby irrevocably releases, acquits and forever discharges, Licensee and its Affiliates, together with their distributors, users and other customers, direct and indirect, from any and all claims, counterclaims, demands, actions, causes of action, damages, losses, payments, and liabilities of any kind or nature, past, present or future, known or unknown, suspected or unsuspected, fixed or contingent, direct or indirect, arising from infringement or alleged infringement, whether direct, indirect, contributory or inducement, of any Licensed Technology, with respect to Licensed Products made, have made, used, sold, offered for sale, exported, imported, transferred or otherwise disposed of by Licensee and/or its Affiliates prior to the Effective Date.

Section 2.4 Termination of Term Sheet

From the Effective Date , the Term Sheet shall automatically terminate in entirety without the need for further action on the part of any Parties thereto, be superseded in its entirety by this Agreement and cease to have any further force and effect, save that nothing in this Clause shall release any Party from liability for any breach of the Term Sheet which occurred prior to the Effective Date. From and after the Effective Date, this Agreement shall constitute the sole and entire agreement of the Parties with respect to the subject matter thereof.

SECTION 3

PAYMENT

Section 3.1 Payment

The Parties acknowledge and confirm that a license fee in an amount of eight million US Dollars (US$8,000,000) (the “License Fee”) has been paid on 22 May 2026 in accordance with the Term Sheet. The Parties acknowledge and confirm that such payment of the License Fee shall constitute full and final satisfaction of the Licensee's payment obligation under both this Agreement and the Term Sheet.

Section 3.2 Bank Account

The License Fee shall be made in United States currency by wire transfer to the following bank account designated by the Licensor, pursuant to a bank transfer as follows:

BANK NAME:	DBS BANK LIMITED
BANK ADDRESS:	[***]
SWIFT CODE:	[***]
ACCOUNT NO:	[***]
ACCOUNT NAME:	MAXEON SOLAR PTE. LTD.

Section 3.3 Taxes, Cost and Expenses

Each Party shall be responsible for bearing and paying any taxes, cost and expenses incurred on their own in connection with the matters hereunder or any tax that are imposed on the License Fee under the laws of Singapore or levied by the tax authority of Singapore; provided, however, that any withholding tax required to be withheld from the License Fee under applicable laws shall be borne by the Licensee. The License Fee set forth in Section 3.1 is an amount exclusive of such withholding tax, and the Licensee shall pay the amount set forth in Section 3.1 free and clear and without deduction for or on account of any such withholding tax.

SECTION 4

TERM AND TERMINATION

Section 4.1 Initial Term

The term of this Agreement shall commence on the Effective Date and shall remain valid for a period of six (6) years (“Initial Term”).

Section 4.2 Optional Extension Right

(ⅰ) Upon expiration of the Initial Term set forth in Section 4.1, this Agreement shall automatically renew for successive periods of six (6) years each (each, a “Renewal Term”) on the same terms and conditions, unless the Licensee provides written notice of its election not to renew prior to the expiration of the then-current Term.

(ⅰi) Notwithstanding Section 4.2(i), upon renewal, the Licensee shall have the right to initiate a good faith negotiation with the Licensor to adjust the license fees based on factors including, but not limited to, the number of valid patents within the Licensed Technology at the time of renewal, market conditions, and industry rates.

(ⅰii) Notwithstanding the foregoing, the Licensee may, at its sole discretion, elect to renew this Agreement for a shorter period than a full Renewal Term by providing written notice to the Licensor prior to the expiration of the then-current Term. In such case, the applicable license fees for such shortened renewal period shall be calculated on a pro rata basis based on the actual duration of the renewal relative to a full Renewal Term and the license fees determined pursuant to Section 4.2(ii).

Section 4.3 Effect of Expiration

Upon the expiration of this Agreement, all licenses and other rights granted pursuant to this Agreement, including, without limitation, the license granted in Section 2 with respect to Licensed Technology, will cease forthwith as of the date of expiration of this Agreement.

Section 4.4 Survival

The provisions that by their nature shall continue and survive will survive the expiration or an earlier termination of this Agreement. Without limiting the generality of the foregoing, Sections 2.3, 4.4 and 5 will survive the expiration or termination of this Agreement. The occurrence of an Insolvency Event shall not, under any circumstances, be construed as giving rise to an expiration or earlier termination of this Agreement for the purposes of this Section 4.4 or otherwise.

SECTION 5

CONFIDENTIALITY OF TERMS

Section 5.1 Confidentiality

Subject to Section 5.2, each of the Parties shall (and shall procure that their respective Affiliates shall) treat as strictly confidential and not disclose, make public, use or refer to this Agreement, any of its provisions or any information received or obtained in the negotiation of this Agreement or as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement).

Section 5.2 Exceptions

Section 5.1 shall not prohibit disclosure or use of any information by a Party if and to the extent:

(ⅰ) the disclosure is to its Affiliates in confidence;

(ii) the disclosure or use is permitted by the prior written consent of the other Party, granted in that other Party’s sole discretion;

(iii) the disclosure or use is for bona fide business reasons concerning the license such Party and its Affiliates has received for its Licensed Products (other than the financial terms, which may only be disclosed in the context of a transaction described in subparagraph 5.2(v) and (vi) below), which information is included within the scope of a non-disclosure agreement executed by the recipient of such information;

(iv) the disclosure is made to a Party’s or its Affiliates’ professional advisors (including but not limited to accountants, legal counsel, and other financial and legal advisors in their capacity of advising a party in such matters) or internally to the directors, officers, or employees of such Party or its Affiliates, who have a need to know the same for the purposes of this Agreement and provided that such persons are bound by obligations of confidentiality no less strict than those set out herein; and

(v) the disclosure is required by applicable law, any governmental or regulatory body or any stock exchange on which the shares of a Party or any of its Affiliates are listed;

(vi) the disclosure is required by order of a court or tribunal of competent jurisdiction whether in Singapore or elsewhere; and

(vii) the disclosure is made by the Licensor to any prospective financier of the Licensor or any prospective purchaser of the shares in the Licensor or of the relevant Licensed Technology, provided that such disclosure is limited to the extent reasonably necessary for the purposes of such financing or proposed sale or acquisition and the Licensor shall procure that such persons are bound by obligations of confidentiality no less strict than those set out herein, and provided that prior to disclosure or use of any information pursuant to Section 5(v) and (vi) above, the Party concerned shall, where not prohibited by applicable law, consult with the other Party insofar as is reasonably practicable.

SECTION 6

REPRESENTATIONS, WARRANTIES

Section 6.1 Representations and Warranties

(ⅰ) Each Party represents and warrants that it is duly incorporated and validly existing under the laws of Singapore (in the case of the Licensor) and/or Hong Kong (in the case of the Licensee), and all corporate authorizations, proceedings and internal approvals required for the execution, delivery and performance of this Agreement have been duly obtained by it and are in full force and effect.

(ii) The grant of the License shall be on an "as is where is" basis, and the Licensor makes no representation or warranty as to:

(a) the title to, or ownership of, the Licensed Technology by the Licensor or any of its Affiliates;

(b) the nature, completeness, accuracy or exhaustiveness of the Licensed Technology, or as to whether any Licensed Technology has been, will be or will continue to be maintained, renewed, prosecuted, applied for or granted;

(c) the fitness for purpose, quality, or sufficiency of the Licensed Technology for any particular use or application (including whether the use of the Licensed Technology infringes any third-party intellectual property rights); and

(d) whether the Licensed Technology is free from any encumbrances, third-party claims, or restrictions.

SECTION 7

ASSIGNMENT

Section 7.1 Assignment of Licensed Technology; Notification Requirement

(i) The Licensor shall not sell, transfer, assign, or grant any exclusive license to any third party or encumber any of the Licensed Patents or the Licensed Trade Secrets unless such sale, transfer, assignment, exclusive license or encumbrance of the Licensed Patents or the Licensed Trade Secrets is made expressly subject to the terms and conditions of this Agreement. Any sale, transfer, assignment or exclusive license in violation of this provision shall be null and void. For the avoidance of doubt, the restriction in this Sub-section (i) applies equally to any sale or transfer made by an Insolvency Officeholder acting in respect of the Licensor.

(ii) In the event of such sale, transfer or assignment, all licenses, releases and other rights granted pursuant to this Agreement shall run with each Licensed Patent and Licensed Trade Secrets and shall be binding on any purchaser, transferee, successor or assignee thereof with respect to such Licensed Patent and Licensed Trade Secrets (a “Transferee”). The Licensor shall ensure that the assignment of the Licensed Patents or the Licensed Trade Secrets does not adversely affect the licensing rights and other benefits of Licensee and its Affiliates under this Agreement.

(iii) The Licensor shall provide written notice to the Transferee(s), prospective financiers of the Licensor or any prospective purchaser of the shares in the Licensor or of the relevant Licensed Technology regarding the existence and the terms of this Agreement (including the Rights of First Refusal and Last Look Rights in Section 8.2) and the licenses and other rights granted hereunder, and provided always that Section 5.2(vii) above is complied with.

Section 7.2 Assignment of Agreement

(i) Except as otherwise expressly provided in this Section 7.2, neither Party may assign, transfer or otherwise dispose of this Agreement or any of its rights and obligations under this Agreement (referred to as an “assignment”) to any entity without prior written notice to and consent of the other Party, including, without limitation, by reason of merger, acquisition, consolidation, or by operation of law. Any assignment or attempted assignment or other transfer not in compliance with the terms and conditions of this Agreement will be null and void. If a Party consents to an assignment of this Agreement, (a) the successor-in-interest must agree in writing to be bound by the terms and conditions of this Agreement; and (b) the assigning party shall not retain any rights or licenses under this Agreement.

(ii) The Licensee shall be permitted to assign and/or novate this Agreement to its Affiliate, provided that (i) such Affiliate must agree in writing to be bound by the terms and conditions of this Agreement; and (ii) the original Licensee shall not retain any rights or licenses under this Agreement. The Licensor shall (and shall procure that its Affiliates shall) execute such documents and take such action which are reasonably necessary for the foregoing.

(iii) Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of each Party and its respective successors and permitted assigns.

SECTION 8

MISCELLANEOUS PROVISIONS

Section 8.1 Change of Control

(i) Subject to sub-Section (ii) below, if the Licensor undergoes a Change of Control or an Insolvency Event, all licenses, releases, and any other rights granted to the Licensee under this Agreement shall: (a) remain in full force and effect as originally granted; (b) not be capable of being terminated, disclaimed, repudiated, or rescinded by the Licensor, any Insolvency Officeholder, or any third party by reason of such Change of Control or Insolvency Event; and (c) continue to bind any successor, transferee, purchaser, or Insolvency Officeholder in respect of the Licensor or the Licensed Technology.

(ii) Section 8.1(i) shall be subject to, and not limit any Insolvency Officeholder's rights to terminate or disclaim onerous contracts at law.

(iii) In the event the Licensee undergoes a Change of Control, the licenses granted to the Licensee under this Agreement shall remain in full force and effect. The scope of the licenses granted shall apply to Licensee (or its successor) and any of its Affiliates existing prior to, at, or after the Change of Control.

Section 8.2 Right of First Refusal and Right of Last Look

(i) If the Licensor or its Affiliates has received an offer to sell, transfer, assign or otherwise dispose (an “IP Sale”) of all or any part of the legal and/or beneficial rights to the Licensed Technology (the “Relevant IP”) to any third party (the “Acquirer”), the Licensor shall first give the Licensee written notice of the Acquirer’s identity and all material terms (including price) at least twenty (20) Business Days prior to the consummation of the IP Sale, and the Licensee and/or its designated Affiliate shall have ten (10) Business Days to elect to acquire the Relevant IP on those same terms (the “Rights of First Refusal”). The Licensor shall also provide all other information reasonably requested in writing by the Licensee on the Acquirer and the terms of the IP Sale.

(ii) The Licensor or its Affiliate shall not consummate any IP Sale of all or any Relevant IP to any Acquirer without offering the Licensee in writing the right to acquire the Relevant IP for the same purchase price and otherwise on the same terms and conditions offered by the Acquirer, at least twenty (20) Business Days prior to the consummation of the IP Sale. The Licensee and/or its designated Affiliate shall have ten (10) Business Days to notify the Licensor of its intentions to purchase the Relevant IP on the terms and conditions set forth above (the “Last Look Rights”). The Licensor shall also provide all other information reasonably requested for in writing by the Licensee on the Acquirer and the terms of the IP Sale.

(iii) If the Licensee and/or its designated Affiliate exercises any of its Rights of First Refusal or Last Look Rights within the prescribed time periods, the Licensor or its Affiliates irrevocably undertakes to, subject to payment of the relevant purchase price pursuant to the definitive agreement to be executed at such time, take such actions and complete, execute and deliver all documents necessary to give effect to the transfer of the Relevant IP to the Licensee and/or its designated Affiliate.

(iv) If the Licensee and/or its designated Affiliate does not exercise any of its Rights of First Refusal or Last Look Rights within the prescribed time periods, during the period of thirty (30) Business Days following such period, the Licensor or its Affiliate shall, subject to compliance with the other provisions of this Agreement, be at liberty to complete the IP Sale of the Relevant IP to the Acquirer and on terms not more favourable to the Acquirer than the terms notified to the Licensee. If the Licensor fails to complete the IP Sale of the Relevant IP to the Acquirer in accordance with the terms of this Section 8.2, the procedures set out in this Section 8.2 shall be complied with in full in respect of each new or revised offer in respect of the Relevant IP, whether by the same Acquirer or not.

(v) Any IP Sale of the Relevant IP by the Licensor in violation of this provision shall be null and void.

(vi) The Rights of First Refusal and Last Look Rights above shall continue to operate regardless of the design of the IP Sale process, and, in the case of the Last Look Rights, whether the Licensee had already been offered and/or rejected to acquire the Relevant IP prior to such agreement for the IP Sale with any Acquirer. In the case of any auction (including any closed auction process), the Licensor shall be required to disclose the terms of the most favourable and/or valuable bid in respect of the IP Sale to the Licensee after all bids have been submitted and before announcing the winner of that auction process, for the Licensee and/or its designated Affiliate to exercise its Last Look Rights.

Section 8.3 Modification; Waiver

No modification or amendment to this Agreement will be effective unless it is in writing and executed by authorized representatives of the Parties, nor will any waiver of any rights be effective unless assented to in writing by the Party to be charged. The failure or delay of either Party in exercising any of its rights hereunder, including any rights with respect to a breach or default by the other Party, will in no way operate as a waiver of such rights or prevent the assertion of such rights with respect to any later breach or default by the other Party.

Section 8.4 Headings

The headings used in this Agreement are for reference and convenience only and will not be used in interpreting the provisions of this Agreement.

Section 8.5 Notices

All notices that are required or that may be permitted to be given pursuant to the terms of this Agreement shall be in writing and shall be sufficient in all respects if given in writing and delivered by courier, by facsimile, by registered mail, by certified mail or by email, return receipt requested, as follows:

If to Licensor:

Maxeon Solar Pte. Ltd. (Under Interim Judicial Management)
Address: 51 Bras Basah Road, #07-01, Lazada One, 189554 Singapore
Attn: Tan Wei Cheong, Interim Judicial Manager
Email: [***]

If to Licensee:

Zhonghuan Hong Kong Holding Limited中環香港控股有限公司

Address: FLAT/RM 1911

LEE GARDEN ONE

33 HYSAN AVENUE CAUSEWAY BAY, HK

Attn: 夏斌 Leon Xia / 任伟 Wei Ren
Email: [***] / [***]

Any such notice shall be effective upon receipt by the addressee. Changes of address for notice purposes shall be sent in accordance with the terms of this section.

Section 8.6 Governing Law

This Agreement shall be interpreted, construed and enforced in accordance with the laws of Singapore, without reference to its choice of law or conflict of law rules.

Section 8.7 Dispute Resolution

8.7.1 Any dispute, controversy, or claim arising out of or related to this Agreement (including any dispute concerning the existence, validity, interpretation, performance, breach or termination of this Agreement or any dispute regarding non-contractual obligations arising out of or relating to this Agreement) (each a “Dispute”) shall first be resolved by the Parties through friendly consultation. Such consultation shall begin immediately after either party has delivered written notice to the other party to the Dispute requesting such consultation.

8.7.2 If the Dispute is not resolved within thirty (30) days following the date on which such notice is given, any Party has the right to submit the dispute to the Singapore International Arbitration Centre ("SIAC") for arbitration in accordance with the SIAC Administered Arbitration Rules in force when the notice of arbitration is submitted.

8.7.3 The seat of arbitration shall be Singapore. The arbitral tribunal shall consist of three (3) arbitrators, and the arbitration proceedings shall be conducted in English. The arbitral award shall be final and binding on the Parties. Unless otherwise provided in the arbitral award, the arbitration fees and reasonable attorney fees, expert fees, travel expenses, and other related expenditures incurred by the prevailing party due to the arbitration shall be borne by the losing party.

Section 8.8 Disclaimers

Nothing in this Agreement is or shall be construed as an admission by the Licensee regarding infringement.

Section 8.9 Severability

If any provision of this Agreement is held to be illegal, invalid or unenforceable by a court of competent jurisdiction, that provision shall be replaced by a legal, valid, and enforceable provision that reflects the economic effect of the illegal, invalid, or unenforceable provision, or if such replacement is not possible, that provision shall be deemed deleted from this Agreement.

Section 8.10 Construction

This Agreement is the result of negotiations between the Licensor and the Licensee, both of which have been represented by counsel during such negotiations. Accordingly, this Agreement shall not be construed for or against either Party. The parties further agree that this Agreement was mutually drafted by all parties and that any interpretation of this Agreement or any terms thereof will not be interpreted against one party as the drafting party.

Section 8.11 Execution; Counterparts

The Parties agree that they will fully execute two (2) originals of this Agreement. This Agreement and any counterpart original thereof may be executed and transmitted by facsimile or emailed in portable document format (“.pdf”). The facsimile or .pdf signature shall be valid and acceptable for all purposes as if it were an original. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. In making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart.

Section 8.12 Exclusion of Interim Judicial Managers' Personal Liability

The Licensee acknowledges and agrees that the Joint and Several Interim Judicial Managers of the Licensor, appointed under an Order of the Singapore High Court dated 9 April 2026, contract and act only as the agents of the Licensor and do not have any personal liability.

[Signing pages follow]

WHEREOF, this Agreement has been entered into by each Party’s duly authorized officer or representative as of the date of first written above.

THIS AGREEMENT IS SIGNED by

MAXEON SOLAR PTE. LTD.

(UNDER INTERIM JUDICIAL MANAGEMENT)

Pursuant to Section 99(4) read with paragraph (j) of the First Schedule of the Insolvency, Restructuring and Dissolution Act 2018 of Singapore

) ) ) ) ) ) ) ) )	/s/ Tan Wei Cheong
Name: Tan Wei Cheong Designation: Joint and Several Interim Judicial Manager

THIS AGREEMENT IS SIGNED by ZHONGHUAN HONG KONG HOLDING LIMITED incorporated in Hong Kong by Yang Fan who in accordance with the laws of Hong Kong, is acting under the authority of that corporation	) ) ) ) ) ) ) )	/s/ Yang Fan
Name: Yang Fan Designation: Director